UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-15094

Mobile TeleSystems PJSC

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS Acquires Controlling Stake in Blockchain Trade Finance Platform Factorin

July 27, 2021

MOSCOW, Russia – Mobile TeleSystems PJSC (“MTS” or “the Company”) (NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, together with the international venture capital firm Digital Horizon, announce the acquisition by MTS of 51% of the equity capital of Factorin LLC (“Factorin”) for RUB 867 m, including a RUB 350 m cash-in investment to support the startup’s continued development. Factorin is the developer and owner of an innovative blockchain-based platform for trade finance transactions with a focus on supply chain finance and invoice factoring. The acquisition is aimed at expanding MTS Group’s portfolio of digital financial services for B2B clients.

Factorin’s innovative platform provides a comprehensive solution for supply chain financing by digitizing financial interactions between buyers, suppliers, and banks. The platform provides factoring and other trade finance services for leading Russian retailers and their suppliers, including Magnit (Tander JSC) and Dixy Group as well as MTS’s own retail network (RTC).

Ilya Filatov, MTS VP for Financial Services and MTS Bank CEO, commented: “This deal is yet another major step forward in the development of digital products and enhanced services for our B2B customers. Factorin is not only a fast-growing and high-tech trade finance platform, it provides a unique offering that fully leverages all of the advantages of blockchain technology. I am confident that the addition of Factorin into MTS Group will accelerate our growth and further reinforce the company's leading position.”

Alan Vaksman, Co-Founder and Managing Partner at Digital Horizon, stated: “The financial infrastructure of the future will be powered by blockchain-based solutions. In the coming years, distributed ledger technologies will provide the secure rails to advance trade finance, settlements, custody, and payments in general. Factorin is one of the pioneers that are helping to bring that future into today’s business. Factorin’s blockchain technology solves real business problems, while processing millions of transactions in a highly secure and confidentiality-focused environment. I am pleased that MTS shares this vision with us and embarked on the strategic journey to support the rapid growth of this asset.”

Andrei Maklin, Factorin Co-Founder & CEO, said: “Factorin is leveraging the latest innovations to not only offer our customers a full spectrum of advanced trade financing solutions, but also launch fundamentally new products that would be impossible to build using traditional technologies. For example, we are enabling corporate clients to set up their own platforms that provide their suppliers and buyers with attractive offers from a variety of financing providers. In just two years — with the support of Digital Horizon — we have built the largest trade finance platform in Russia. With this deal, we are adding the resources of a powerful partner in order to help meet growing market demand as well as unlock additional opportunities and competitive advantages for our users. Combining MTS’s scale and expertise with Factorin’s blockchain solutions will help us qualitatively transform fintech services for the Russian B2B segment.”

In addition, MTS has concluded an option agreement providing for the Company to retain a call option to acquire the remaining equity in Factorin from the startup’s founders in the future.

Prior to closure, the deal received all necessary corporate approvals.

About Factorin

Factorin is transforming the Russian trade finance industry with the help of blockchain technology and innovative financial products for factoring, supply chain finance, and dynamic discounting. Factorin was included in a WTO report on global projects in blockchain trade finance and distributed ledger technology (DLT), and was named by Visa as one of the top-20 leading fintech startups in Russia. Since its launch in 2019, Factorin has helped finance more than 1.6 million delivery invoices worth some 225 billion rubles, with a network of 59 nodes that have processed around 4.4 million total transactions.

More information about Factorin is available at the company’s website: https://factorin.io/

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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MTS Bank PJSC is a universal commercial bank that ranks among Russia’s top-50 financial institutions. The bank offers an innovative array of mobile-first products that are helping millions of Russian customers navigate the emerging digital banking era. With a branch footprint covering more than 50 of the country’s largest cities, MTS Bank also offers a full spectrum of traditional retail financial services. MTS Bank is owned by Mobile TeleSystems PJSC (NYSE: MBT, MOEX: MTSS), Russia’s largest mobile operator and a leading provider of digital services.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: July 27, 2021